UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2016

Commission File Number: 0-01989

Seneca Foods Corporation Employees' Savings Plan

(Full title of the Plan)

Seneca Foods Corporation

(Name of issuer of the securities held pursuant to the Plan)

3736 South Main Street, Marion, New York 14505

(Address of principal executive office)

REQUIRED INFORMATION

1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

See accompanying index on page 3.

2. Signature

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

PAGE

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                         1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                                                            3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                                                  4

NOTES TO FINANCIAL STATEMENTS                                                                                                                           5

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT END OF YEAR                                                                                                 13

Seneca Foods Corporation
Employees' Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

Seneca Foods Corporation
Employees' Savings Plan
Page Two

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants
Sarasota, FL
June 23, 2017

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015

ASSETS

INVESTMENTS:
At fair value:
Nuveen Equity Index Fund I	$31,008,726	$27,195,695
Seneca Foods Corporation Employer Stock Fund	28,217,119	20,896,643
Oakmark Equity and Income Fund	19,938,779	19,359,231
Dodge & Cox Stock Fund	8,875,427	9,135,217
American Funds Growth Fund R4	8,023,874	7,481,508
Dreyfus International Stock Index	7,507,427	6,420,924
Dreyfus Mid-Cap Index Fund	6,676,020	5,561,272
American Beacon Small Cap Val Inst	5,926,190	5,134,738
Baird Aggregate Bond	5,666,849	3,359,220
PIMCO Real Return Fund	5,605,286	5,050,495
Wells Fargo Advantage Spec MD CP Val R6	4,106,084	3,373,623
Blackrock Small Cap Growth Equity	3,562,341	3,300,551
Columbia Small Cap Index Fund Z	3,305,324	2,769,023
Nuveen Mid Cap Growth Opportunity I	2,513,746	2,851,460
Vanguard Total Bond Market Index	1,697,331	2,492,280
PIMCO Total Return Instl	1,768,052	1,766,253
Dodge & Cox International Fund	1,409,176	2,254,628
Invesco International Growth Fund A	1,290,768	1,003,149

At contract value:
Key Guaranteed Portfolio Fund	28,337,977	26,000,916

Total investments	175,436,496	155,406,826

RECEIVABLES:
Employer's contribution	2,356,578	2,272,635
Participant contributions	-	148,732
Notes receivable from participants	740,115	599,018
	3,096,693	3,020,385

NET ASSETS AVAILABLE FOR BENEFITS	$178,533,189	$158,427,211

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2016	2015

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation (depreciation) in fair value of investments	$12,765,596	$(7,335,258)
Interest and dividend income	7,059,586	7,005,260
Contributions:
Participants	9,096,462	9,353,070
Employer	2,356,578	2,272,635
Other income	65,961	74,040

Total additions	31,344,183	11,369,747

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	11,135,753	13,830,554
Administration expenses	102,452	122,396

Total deductions	11,238,205	13,952,950

NET INCREASE (DECREASE)	20,105,978	(2,583,203)

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	158,427,211	161,010,414

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$178,533,189	$158,427,211

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 2% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not elect how to invest their contributions, the contributions will automatically be invested in the investment fund designated by the Company as the default fund. The Plan currently offers various mutual funds and an insurance group annuity contract as investment options for participants. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants' pro rata share of total participating payroll. Contributions are subject to certain statutory limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan earnings (losses), and charged with an allocation of any administrative expenses paid by the Plan.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The notes are secured by the balance in the participant's account and bear interest at rates ranging from 4.25 percent to 6 percent, which are commensurate with local prevailing rates as determined by the Plan.  Principal and interest is paid ratably through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a current lump sum. If the balance (not including any rollover account), is equal to or greater than $5,000, a participant may elect to receive a deferred lump sum.

Forfeited Accounts

At December 31, 2016 and 2015, forfeited non-vested accounts totaled approximately $12,585 and $9,988, respectively.  These accounts will be used to reduce future employer contributions.  In 2016, employer contributions were reduced by $9,988 from forfeited non-vested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Subsequent events were evaluated through June 23, 2017, which is the date the financial statements were issued.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant's account and are included in administrative expenses when incurred. As of December 31, 2016 and 2015, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit responsive group annuity contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE C - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 16, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

NOTE D - INVESTMENTS

During 2016 and 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,765,596 and depreciated in value $7,335,258, respectively.

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

                                                                   2016         2015
Net assets:
Seneca Foods Corporation Employer Stock Fund $28,217,119   $20,896,643

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                                                                     2016               2015
Changes in net assets:
Contributions	$3,187,296	$2,647,580
Net appreciation in fair value	7,317,312	1,248,173
Withdrawals by participants	(3,184,132)	(2,496,016)

	$7,320,476	$1,399,737

NOTE F – FAIR VALUE MEASUREMENTS

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of the Seneca Foods Corporation Employer Stock Fund is valued at the underlying asset value of the funds at year-end.

The following tables set forth, by level within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016 and 2015:

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS (CONTINUED)

		Quoted Prices
		in Active
		Markets For
		Identical
		Assets
	Fair Value	(Level 1)

December 31, 2016

Mutual funds	$118,881,400	$118,881,400
Seneca Foods Corporation
Employer Stock Fund	28,217,119	28,217,119
	$147,098,519	$147,098,519

		Quoted Prices
		in Active
		Markets For
		Identical
		Assets
	Fair Value	(Level 1)

December 31, 2015

Mutual funds	$108,509,267	$108,509,267
Seneca Foods Corporation
Employer Stock Fund	20,896,643	20,896,643
	$129,405,910	$129,405,910

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE G – GROUP ANNUITY CONTRACT

The Plan has a fully benefit responsive group annuity contract with an insurance company, which is called the Key Guaranteed Portfolio Fund. The insurance company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses.

Since the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. The group annuity contract is presented on the face of the statement of net assets available for benefits at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the Plan's ability to transact at contract value with the insurance company. Such events include the following: (1) premature termination of the contracts by the Plan, (2) plant closings, (3) layoffs, (4) Plan termination, (5) bankruptcy, (6) and early retirement incentives. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The insurance company may not terminate the contract at any amount less than the contract value.

The insurance company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the insurance company. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the product will be established based on the earnings of the underlying assets in the entire medium-long term portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The average yield earned by the Plan for the group annuity contract is derived by averaging the quarterly gross interest rates for the fund over the year. The average for 2016 and 2015 was 1.16% and 1.31%, respectively. The actual average yield earned by the Plan for the group annuity contract is derived by averaging the Plan's quarterly interest rates. The average for 2016 and 2015 was 1.16% and 1.31%, respectively.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS
   TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE J – RELATED PARTY TRANSACTIONS

The group annuity contract is managed by Great-West Life and Annuity Insurance Company. Great-West Life and Annuity Insurance Company is the third-party administrator for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are investments in the Seneca Foods Corporation Employer Stock Fund.  As the Company is the Plan sponsor, transactions involving the Seneca Foods Corporation Employer Stock Fund qualify as party-in-interest transactions. At December 31, 2016 and 2015, the Plan held 685,057 and 701,864 shares of common stock of Seneca Foods Corporation in the Seneca Foods Corporation Employer Stock Fund, respectively.

All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE K – RISKS AND UNCERTAINTIES

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE L – SUBSEQUENT EVENTS

The Plan was amended on April 1, 2017 related to the acquisition of Truitt Bros, Inc. ("Truitt") permitting participation of former Truitt employees based on their Truitt service and to provide for the merger of the Truitt defined contribution plan into the Plan. The merger was completed in May 2017. The total assets transferred to the Plan were approximately $18.5 million.

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
EIN: 16-0733425 PLAN NUMBER: 003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	American Beacon	Small Cap Val Inst		$5,926,190

	American Funds	Growth Fund of America Class R4		8,023,874

	Baird	Aggregate Bond		5,666,849

	BlackRock	Small Cap Growth Equity		3,562,341

	Columbia	Small Cap Index Fund Z		3,305,324

	Dodge & Cox	Stock Fund		8,875,427

		International Fund		1,409,176

	Dreyfus	Mid Cap Index Fund		6,676,020

		International Stock Index Fund		7,507,427

*	Great-West Life and Annuity Insurance	Key Guaranteed Portfolio Fund		28,337,977

	Invesco	International Growth Fund A		1,290,768

	Nuveen	Mid Cap Growth Opportunity I		2,513,746

		Equity Index Fund I		31,008,726

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
EIN: 16-0733425 PLAN NUMBER: 003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) CONTINUED
DECEMBER 31, 2016

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	Oakmark	Equity and Income Fund		19,938,779

	Pimco Funds	Real Return Fund		5,605,286

		Total Return Fund		1,768,052

*	Seneca Foods
	Corporation	Employer Stock Fund	17,050,686	28,217,119

	Vanguard	Total Bond Market Index		1,697,331

	Wells Fargo	Advantage Spec MD CP Val R6		4,106,084

	Participant Loans	Interest rates 4.25% - 6.00%		740,115
* Indicates a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Seneca Foods Corporation
Employees' Savings Plan
(Name of Plan)

/s/Kraig H. Kayser
-----------------------
Kraig H. Kayser                                           June 23, 2017
Sponsor of Seneca Foods
Corporation Employees'
Savings Plan